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05037060

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41782

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 (MM/DD/YY) AND ENDING DECEMBER 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McMANUS & MILES INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 PARK AVENUE
(No. and Street)

NEW YORK	N.Y.	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LINDSAY A. McMANUS (212) 754-7200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FOX & JURAN
(Name – *if individual, state last, first, middle name*)

295 MADISON AVENUE	NEW YORK	N.Y.	10017
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LINDSAY A. McMANUS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McMANUS & MILES INCORPORATED, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

ELLEN F. MAGEE
NOTARY PUBLIC, STATE OF NEW YORK
ID No. 01MA6108817
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES 04/19/2008

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McMANUS & MILES INCORPORATED

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

FOX & JURAN

CERTIFIED PUBLIC ACCOUNTANTS

295 MADISON AVENUE
NEW YORK, N.Y. 10017

TEL. 212-689-4871
FAX 212-689-4843

MARTIN MERMELSTEIN, C.P.A.
HOWARD CLAMPMAN, C.P.A.

MEMBERS

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

NY STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

To The Stockholder
McManus & Miles Incorporated

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheet of McManus & Miles Incorporated (an S Corporation) as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of McManus & Miles Incorporated (an S Corporation) as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Fox & Juran

New York, New York

January 26, 2005

McMANUS & MILES INCORPORATED

BALANCE SHEET

DECEMBER 31, 2004

ASSETS

Cash and cash equivalents (Note 1)	$ 132,899	
Other current assets	193,359	
Equipment, furniture and leasehold improvements at cost, less accumulated depreciation and amortization of $185,185 (Note 1)	47,448	
Deposit (Note 5)	28,983	
TOTAL ASSETS		$ 402,689

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued expenses	$ 1,351	
Deferred income taxes (Note 3)	3,150	
TOTAL LIABILITIES		$ 4,501
Commitments and Contingencies (Note 6)		
Stockholder's Equity:		
Capital stock, par value $.01 per share;		
Class A (voting) authorized 4,000 shares; issued and outstanding 1,000 shares	$ 10	
Class B (restricted voting) authorized 3,000 shares; none issued or outstanding	-	
Class C (non-voting) authorized 3,000 shares; none issued or outstanding	-	
Additional paid-in capital	2,486,417	
Retained earnings (deficit)	(2,061,913)	
	$ 424,514	
Less: Treasury stock, at cost	(26,326)	
TOTAL STOCKHOLDER'S EQUITY		398,188
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 402,689

See Notes To Financial Statements

McMANUS & MILES INCORPORATED

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

---

1. SIGNIFICANT ACCOUNTING POLICIES

a. METHOD OF ACCOUNTING:

The company recognizes assets, liabilities, revenues and expenses on the accrual method of accounting for financial statement presentation and uses the cash basis for income tax purposes. The financial statements have been presented on a consistent basis with those of the prior year.

b. CASH AND CASH EQUIVALENTS:

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

c. FIXED ASSETS:

Fixed assets are recorded at cost and are being depreciated using accelerated methods over their estimated economic useful lives.

d. INCOME TAXES:

The Company, with the consent of its stockholder has filed an election to be taxed as a "S" Corporation under Section 1362(a) of the Internal Revenue Code and in New York State under Section 660 of Article 22 of the Tax Law. Such election permits its income to be taxed to the stockholder rather than the Company, whether or not such income has been distributed. Income taxes are payable to New York City which does not recognize "S" Corporation status (See Note 3).

2. THE COMPANY

The Company derives its revenue from fees as an adviser in the structuring of financing involving project and asset based credits and as agent in accessing capital for such financing in the private markets. Specifically, the firm assists in the placement of, or investment in project equity and debt, lease equity and debt and other forms of financing which require specialized attention, particularly those that are tax oriented.

Registration as a broker-dealer under the Securities Exchange Act of 1934 was effective December 11, 1989.

3. INCOME TAXES

The Company uses the accrual method of accounting for book purposes and the cash receipts and disbursements method for tax return purposes. It is the policy of the Company to provide for deferred taxes on timing differences arising because of the differences of income and expense recognition between the two methods.

The liability for local income taxes consists of the following:

Current	$ -0-
Deferred	3,150
	$ 3,150

4. PENSION AND FLEXIBLE BENEFITS PLANS

The Company maintains a Simplified Employee Pension Plan (SEP) for all eligible full-time employees. Contributions are made in an amount equal to an annually discretionary percentage (0 to 15%) of each employee's compensation. For the year 2004, the Company did not make a contribution to the plan.

Effective January 1, 1995, the Company approved and adopted a cafeteria plan so that its eligible employees would have the opportunity to choose between certain available benefits and cash compensation. In addition, the Company established a medical expense reimbursement plan and a dependent care plan so that its eligible employees can be reimbursed for certain health care expenses they incur.

5. RELATED PARTY

The Company charged an affiliated company their share of the overhead costs.

6. COMMITMENTS AND CONTINGENCIES

On October 16, 1998, the Company signed an agreement with the landlord leasing office space as of January 1, 1999 for the period of ten years through December 31, 2008. Minimum annual rental payments under the lease are as follows:

2005	$ 399,600
2006	414,400
2007	414,400
2008	414,400

In addition, The Company is responsible for its share of future increases in operating expenses and building taxes. The Company has deposited with the landlord $28,983 as security for the full and punctual performance of all the terms of the lease.

7. NET CAPITAL

The Company is subject to the Securities & Exchange Commission Uniform Net capital Rule 15c3-1, which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004 the Company had net capital and aggregate indebtedness of $130,961 and $1,351 respectively. The net capital ratio was .010 or 1.03% compared to a maximum allowable percentage of 1,500%. Net capital exceeded requirements by $125,961.

8. ANNUAL REPORT

Pursuant to the Securities & Exchange Commission Rule 17a-5, the Statement of Financial Condition is available for examination at the Company's principal place of business, 350 Park Avenue, New York, N.Y. 10022 and at the regional office of the Commission located at 233 Broadway, New York, NY 10279